Tallahassee Office _____ 2457 Care Drive Tallahassee, Florida 32308 (850) 878-2411 - Telephone (850) 878-1230 – Facsimile e-mail: agi@idlaw.biz	REPLY TO TALLAHASSEE OFFICE	Tampa Office _____ 500 N. Westshore Blvd, Suite 1010 Tampa, Florida 33609 (813) 289-1020 - Telephone (813) 289-1070 - Facsimile e-mail: tampa@idlaw.biz

July 17, 2006

Mark Webb

Legal Branch Chief

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington DC 20549-4561

RE:	Alarion Financial Services, Inc.
Amendment No. 3 to Registration statement on Form 10-SB
Filed July 17, 2006
File No. 000-51843

Dear Mr. Webb:

We are writing in response to your letter dated June 5, 2006, regarding the above-referenced Registration Statement. Today, Alarion Financial Services, Inc. (“AFSI”) filed a Form 10-SB/A and Form 10-KSB/A, copies of which are enclosed. The following responses address the comments raised in your letter.

Description of Business: Investments, p. 6

1.	Please refer to our prior comment 1 and include a discussion regarding the decision to build a new facility with residential real estate potential.

Response: At no time did AFSI or its subsidiary, Alarion Bank (“Bank”), ever consider converting a portion of the Bank’s Gainesville branch into residential condominiums or other residential property. Initially, AFSI and the Bank intended to utilize a portion of the branch facility for a limited number of commercial office condominiums. Given the Bank’s rate of growth since the beginning of this year, however, AFSI and the Bank have now elected to retain ownership of the full facility. The Bank will utilize this increased space for additional branch staff, as well as to house a significant portion of the Bank’s loan operations department. Revised disclosure has been added or deleted on pages 6 and 16 of the Form 10-KSB/A.

Mark Webb, Esq.

Securities and Exchange Commission

July 17, 2006

2.	We refer to your statement that depending on market conditions the Bank may convert the extra space in your Gainesville branch office to become a commercial condominium to be sold, in which case you would expect a yield of $627,000. In this regard, please tell us and revise this section to provide the following information:

a.	Define what you mean by yield to clarify if you are referring to the estimated net gain on the sale of the condominium.

Response: The $627,000 figure represented what AFSI expected the gross proceeds to be from the sale of the proposed commercial condominiums. As stated above, however, AFSI now intends to retain ownership of the entire Gainesville branch facility.

b.	State how you determined the expected gain on the sale of the commercial condominium and if you are contemplating the sale of this extra office space during the next twelve months.

Response: The expected sales price was based on a per square foot calculation for AFSI’s and the Bank’s estimate of what comparable office space in the same general geographic area had sold for recently. As stated above, however, AFSI now intends to retain ownership of the entire Gainesville branch facility.

c.	If you expect to sell this space within the next twelve months, please revise the financial statements to reclassify the cost related to this property as held for sale and the disclosure in Note (4), “Premise and Equipment” on page F-14.

Response: As stated above, however, AFSI now intends to retain ownership of the entire Gainesville branch facility.

d.	Revise the “Liquidity” section of Managements’ Discussion and Analysis to discuss the expected effects of the proposed sale or rental of this office space on your future cash flows and liquidity.

Response: As stated above, however, AFSI now intends to retain ownership of the entire Gainesville branch facility.

Item 12, “Certain Relationships and Related Transactions” page 18

3.	Please revise the last sentence on page 18 that states the Bank may continue to make such “loses to insider” depending on their credit worthiness and “loses denied from other borrowers.”

Response: This revision has been made on page 18 of the Form 10-KSB/A.

Mark Webb, Esq.

Securities and Exchange Commission

July 17, 2006

Discussion of Results of Operations for 2005, page 36

4.	We refer to your response to comment 2 and to the revised disclosure in the “Certain Relationships and Related Transactions” section on page 17 regarding related party loans for $7 million equal, that are 16% of total loans outstanding and 50% of shareholders’ equity as of December 31, 2005. Considering the significance of the related party loans, please tell us and discuss in Management’s Discussion and Analysis the following:

a.	Explain your basis for stating that loans to affiliates have been made on substantially the same terms as for comparable transactions with non-affiliates considering the $7 million of related party loans were made to seven directors which included $3 million of unsecured lines of credit payable on demand made to three directors of the Company.

Response: The three line items containing the same dollar amounts are actually the same, single unsecured line of credit. The borrower is a limited liability company of which the three named directors are members. Each of the three directors has personally guaranteed the entire balance. The Bank has determined that each of these directors has the financial wherewithal to repay the line, but has obtained full guarantees from each of them. The Bank has extended, and will continue to extend, credit to similarly situated business entities when the Bank can also obtain guarantees from similarly situated principals. Revised disclosures, including reduced total loan sums, are contained on page 18 of the Form 10-KSB/A.

b.	Include in your response and disclose the nature and total dollar amount of unsecured loans that were outstanding as of December 31, 2005 and discuss how their terms and dollar amounts compare to the loans made to Affiliates.

Response: At December 31, 2005, the Bank had unsecured loans outstanding with aggregate outstanding balances of $1,808,799, of which $977,063 were to insiders. All such loans were underwritten to the same policy standards and are due on demand. No insider received any preferential treatment with regard to interest rates, maturity, payment schedule or other features of the loans. Revised disclosures are contained on page 18 of the Form 10-KSB/A.

c.	Discuss the risk analysis made by the Company that provides reasonable assurance that these unsecured loans present an acceptable risk to the Bank.

Response: The Bank underwrites each unsecured loan based on the borrower’s and any guarantors’ cash flow and past credit history. In addition, the Bank limits the terms of such unsecured extensions of credit to one year for commercial loans and three years for

Mark Webb, Esq.

Securities and Exchange Commission

July 17, 2006

consumer loans. With respect to sources of repayment, the Bank requires identification of primary and secondary sources to help ensure retirement of debts as scheduled. Furthermore, the Bank obtains borrower’s financial data and income tax returns to document favorable net-worth-to-debt ratios and sufficient liquidity to repay the debts in a timely fashion. Finally, the Bank has a policy of not renewing unsecured credit extensions more than two times. Revised disclosures concerning this and other loan underwriting practices are contained on pages 4 and 18 of the Form 10-KSB/A.

d.	Describe how you determined that these loans comply with regulatory requirements for loans to related parties considering they are over 50% of shareholders’ equity and appear to be in excess of the 5% limit of unimpaired capital and impaired surplus under the Federal Reserve Act.

Response: As stated above and in the revised disclosure on page 18, the Bank had only approximately $1 million in unsecured lines of credit at December 31, 2005, therefore the total loans to insiders were approximately $5.25 million, or approximately 38% of the Bank’s capital. With respect to the 5% limitation under Regulation O, banks are permitted to exceed the limit. The relevant part of Regulation O states that:

(b) Prior approval.

(1) No member bank may extend credit (which term includes granting a line of credit) to any insider of the bank or insider of its affiliates in an amount that, when aggregated with the amount of all other extensions of credit to that person and to all related interests of that person, exceeds the higher of $25,000 or 5 percent of the member bank’s unimpaired capital and unimpaired surplus, unless:

(i)	The extension of credit has been approved in advance by a majority of the entire board of directors of that bank; and

(ii)	The interested party has abstained from participating directly or indirectly in the voting.

(2) In no event may a member bank extend credit to any insider of the bank or insider of its affiliates in an amount that, when aggregated with all other extensions of credit to that person, and all related interests of that person, exceeds $500,000, except by complying with the requirements of this paragraph (b).

In all instances, the Bank complied with these procedures.

Exhibit 13, Financial Statements

5.	Please file in your next amendment the audited financial statements of the Company for the period ended December 31, 2005.

Response: The audited financial statements are included as Exhibit 13.1 to the Form 10-SB/A

Mark Webb, Esq.

Securities and Exchange Commission

July 17, 2006

In connection with the filing of the Form 10-SB/A, AFSI acknowledges that:

•	AFSI is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Securities and Exchange Commission (“SEC”) staff comments or changes to disclosure in response to staff comments do not foreclose the SEC from taking any action with respect to the filing; and

•	AFSI may not assert staff comments as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.

We thank you for your assistance in addressing these comments and look forward to completing this process. Please call me at (850) 878-if you have any questions concerning AFSI’s revisions after you have had a chance to review them.

Sincerely,

IGLER & DOUGHERTY, P.A.

/s/ Richard Pearlman
Richard Pearlman

Enclosures

cc:	Jankie Dhanpat
Brett Higginbotham